CNX GAS CORPORATION

4000 BROWNSVILLE ROAD

SOUTH PARK, PA 15129

January 17, 2006

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:    CNX Gas Corporation Registration Statement No. 333-127483

Ladies and Gentlemen:

In connection with the acceleration request submitted on behalf of CNX Gas Corporation (“CNX Gas”), with respect to its Registration Statement on Form S-1, Registration No. 333-127483 (the “Registration Statement”) CNX Gas acknowledges that:

(i) Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve CNX Gas from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

(iii) CNX Gas may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CNX GAS CORPORATION

/s/ Nicholas J. DeIuliis
By:	Nicholas J. DeIuliis
Title:	President and Chief Executive Officer

Cc:	Carmen Moncada-Terry (via facsimile)